NOVAWEST

/est Resources Inc.

News Release

For Immediate Release

NOVAWEST SELLS RAGLAN INTERESTS

- For $5.775 Million in Cash and Shares; plus 2 Million Warrants and $2 Million in Exploration Commitment

Vancouver, Thursday April 20th 2007, 10:00a.m.

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce that it has entered into a Memorandum of Understanding ("MOU") with Goldbrook Ventures Inc. (TSXV – "GBK") whereby Novawest shall sell Goldbrook 100% of its Property Interests and other Assets at Raglan, Quebec. The purchase price of $5,775,000 Cdn. is comprised of $4,000,000 Cdn. cash, and 5,000,000 common shares of Goldbrook valued at $0.355 per share (per close of trading April 18th, 2007).

In addition, Novawest will receive 2 million Goldbrook warrants whereby Novawest may purchase up to 2 million additional common shares of Goldbrook at $0.35 per share. The warrants are exercisable for 5 years. Ten thousand dollars of the cash proceeds will purchase Goldbrook a 100% Interest in Novawest's interest in its Raglan camp and miscellaneous assets associated with its Raglan Camp. Goldbrook and Novawest will co-operate to conclude the Definitive Agreement and close the transaction within 60 days.

Novawest will also receive a 1% Net Smelter Royalty ("NSR") on its current Claims and Interests in the Raglan property, with the exception of any property that already carries any royalty to any other person. Goldbrook will have the right to purchase one half of the NSR from Novawest at any time for $1 million Cdn.

Goldbrook has now paid Novawest a non-refundable $250,000 cash down payment, which will be deducted from the $4,000,000 cash payable to Novawest upon closing.

Goldbrook shares issued to Novawest will be subject to a 4 month hold period per the policies of the TSX Venture Exchange. The transaction is subject to approval of the Boards of both companies and the TSX Venture Exchange.

Under the terms of the MOU with Novawest, and in addition to the 25,000-metre drill program Goldbrook has already announced it plans to carry out in summer 2007 on its present Raglan holdings, Goldbrook has also committed to carry out a minimum of $2 million of additional exploration work in summer 2007 on the Raglan Property Interests being acquired from Novawest. There are numerous excellent exploration targets presently identified on the Novawest property.

Novawest's Chairman, Patrick O'Brien states; "We are very pleased to be associated with such a progressive mineral exploration company as Goldbrook and share in their passion for Raglan and the exceptional exploration opportunities there. This transaction provides Novawest with a significant amount of cash and other assets with which to pursue other mining opportunities. At the very same time, through Novawest's becoming a Goldbrook shareholder, it continues to allow Novawest's stakeholders an excellent and significantly expanded opportunity to share in and reap the rewards of future exploration of both Novawest's and Goldbrook's combined Raglan Assemblages. "

The world renowned Raglan Ni-Cu-PGE-Co Camp, first identified in the 1930's is situated within the 340 km long Cape Smith Belt in Northern Quebec, Canada. Raglan is one of the richest nickel-sulphide horizons in the world. Although traditionally known for its high-grade nickel-copper deposits of magmatic origin, Raglan is now one of the premier exploration targets for platinum-group elements due to the high grades of platinum and palladium contained in the mineralization there. Raglan is the host to Xstrata plc's Raglan Nickel Mine (formerly owned by Falconbridge Limited). 90% of the ore currently being produced at Raglan comes from underground sources, with the remainder coming from an open pit. There are three underground mines and one open pit producing at Raglan. Novawest's and Goldbrook's massive Raglan Assemblages adjoin Xstrata's Raglan interests. Novawest's and Goldbrook's Assemblages also adjoin extensive exploration projects being carried out at Raglan by Canadian Royalties and AngloAmerican. There will be more than $40 million in exploration and studies carried out in the Raglan Camp in Summer 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

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